AMENDMENT

TO THE

AMENDED AND RESTATED AGREEMENT

BY-LAWS

OF

XAI OCTAGON FLOATING RATE ALTERNATIVE INCOME TERM TRUST

This Amendment, dated as of August 31, 2017, to the Amended and Restated By-Laws (the “By-Laws”), dated as of July 31, 2017, are made and adopted pursuant to Section 3.9 of the Second Amended and Restated Agreement and Declaration of Trust of XAI Octagon Floating Rate & Alternative Income Term Trust (the “Trust”), dated as of July 13, 2017, as amended on August 31, 2017, and as from time to time amended.

The By-Laws are hereby amended to reflect that the name of the Trust shall be XAI Octagon Floating Rate & Alternative Income Term Trust.